Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

GENCO PROVIDES MEXICO TAX DISPUTE UPDATE

January 27, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to report that its Mexican subsidiary La Guitarra Compañia Minera, S.A. de C.V. has successfully filed four separate lawsuits in Mexico in an effort to recover approximately CDN$1.5 million in Value Added Tax (“VAT”) refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria (“SAT”). These legal challenges are part of La Guitarra’s efforts to collect a total of approximately CDN$3 million in VAT refunds being withheld by SAT.

Under Mexican tax law, the producers of gold qualify for a 0% tax rate on most inputs, meaning any VAT paid on inputs used in production can be claimed back. The VAT in Mexico is administered by the Federal tax authority, SAT, which has separate offices in each of the Mexican states to administer VAT claims originating with companies legally domiciled in that state. In 2006, after more than 10 years without problems recovering the VAT, the SAT office in Mexico State began arbitrarily rejecting La Guitarra’s claims for VAT refunds, claiming La Guitarra produced mineral concentrates, not the gold and silver contained therein, and for that reason did not qualify for the 0% tax rate.

La Guitarra produces mineral concentrates on-site and then ships these concentrates to third parties for further refining and smelting prior to final sale. La Guitarra pays to have its gold and silver product refined to 99.9999% purity prior to sale, and therefore strongly believes it complies with the requirements necessary to qualify for the 0% tax rate.

Genco believes the actions currently before the Tribunal Federal de Justicia Fiscal y Administrativa will result in a favourable judgment and ultimately refund of all VAT monies owed to La Guitarra. It is expected that the court process could potentially take up to 24 months, allowing for possible appeals. Genco intends to continue filing additional lawsuits as VAT refunds are rejected by the local SAT office until such time that the courts definitively rule on La Guitarra’s claims. To date, the courts have ruled in favour on two of La Guitarra’s claims; SAT is currently appealing this ruling.

Genco has been informed that SAT has recently completed a review of La Guitarra’s 2003 tax filings and has issued a claim for approximately CDN$3.2 million in unpaid taxes, interest and penalties. The claim consists of approximately CDN$170,000 relating to income tax, CDN$1.3 million relating to the VAT, CDN$1 million in interest and CDN$700,000 in penalties.

The majority of the tax claims pre-date Genco’s purchase of La Guitarra from Luismin, S.A. de C.V. (a subsidiary of Goldcorp) in August 2003. Genco expects that under the La Guitarra Purchase Agreement with Luismin if there is any merit to the claim by SAT, that there is full indemnity for such claims.

Genco and La Guitarra believe the SAT reassessment for 2003 tax year is without merit and plan to appeal. It is accepted the appeal process will be lengthy, and if any taxes or penalties are ultimately found to be owing to La Guitarra, they will not be paid until after the conclusion of the appeals process.

Genco’s Acting CEO, Robert Gardner commented that, “We are very pleased that the courts have agreed to hear our arguments in the VAT dispute, as this is ultimately a critical step in collecting the monies we are owed under Mexican tax law. At the same time, we are extremely disappointed with the Mexican tax authorities for Mexico State who have responded by trying to apply similarly narrow interpretations of tax law to a prior period.”

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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